As filed with the Securities and Exchange Commission on April 16, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

HEWITT ASSOCIATES, INC.

(Exact name of registrant as specified in its charter)

Delaware	87142	47-0851756
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

100 Half Day Road

Lincolnshire, Illinois 60069

(847) 295-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John M. Ryan

Hewitt Associates, Inc.

100 Half Day Road

Lincolnshire, Illinois 60069

(847) 295-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to

Helen R. Friedli, P.C.

Eric Orsic

McDermott, Will & Emery

227 W. Monroe Street

Chicago, IL 60606

(312) 372-2000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Class A Common Stock	21,300,000 shares	$30.90	$658,170,000	$83,391

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, and based on the average of the high and low prices of the class A common stock on April 15, 2004 as reported on the New York Stock Exchange.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated April 16, 2004.

21,300,000 Shares

Class A Common Stock

The selling stockholders identified in this prospectus may, from time to time, offer up to an aggregate of 21,300,000 shares of class A common stock of Hewitt Associates, Inc. We will not receive any of the proceeds from the sale of the shares. We have agreed to pay for the expenses of the offering.

This prospectus describes the general manner in which the selling stockholders may offer and sell shares of class A common stock. If necessary, the specific manner in which shares of class A common stock may be offered and sold will be described in a supplement to this prospectus.

Our class A common stock is quoted on the New York Stock Exchange under the symbol “HEW”. The last reported sale price of class A common stock on April 15, 2004 was $30.73 per share.

See “ Risk Factors” beginning on page 2 to read about factors you should consider before buying shares of class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated [            ], 2004.

IMPORTANT NOTICE TO READERS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, the selling stockholders may, from time to time, offer shares of our class A common stock owned by them. Each time the selling stockholders offer common stock under this prospectus, they will provide a copy of this prospectus and, if applicable, a copy of a prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement together with the information incorporated by reference in this prospectus and, if applicable, any supplement hereto. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” for more information.

We have not authorized anyone to provide you with information other than the information contained or incorporated by reference as set forth under “Incorporation of Certain Documents by Reference”. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus speaks only as of the date of this prospectus and the information in the documents incorporated or deemed to be incorporated by reference in this prospectus speaks only as of the respective dates those documents were filed with the Securities and Exchange Commission (the “SEC”).

HEWITT

Hewitt is a leading global provider of human resources outsourcing and consulting services.

Of our $2.0 billion of net revenues in the year ended September 30, 2003, 63% was generated in our outsourcing business and 37% was generated in our consulting business. Our outsourcing business is comprised of three primary HR service areas: benefits (health and welfare, defined benefit and defined contribution services), payroll and workforce management. Our consulting business is comprised of three service areas: health management, retirement and financial management, and talent and organization consulting.

Through our outsourcing business, we apply our human resources expertise and employ our integrated technology systems to administer our clients’ human resources programs: benefits, payroll and workforce management. We assume and automate the resource-intensive processes required to administer our clients’ human resources programs, and we provide on-line tools and information that support decision-making and transactions by our clients and their employees. We enable companies to reduce costs and increase the effectiveness of their human resources administration through web-based technologies that automate processes and transactions. With the information and tools that we provide, our clients are able to optimize the return on their benefits, payroll, and human resources investments.

Through our consulting business, we provide a wide array of consulting and actuarial services covering the design, implementation, communication and operation of health and welfare, compensation and retirement plans and broader human resources programs and processes.

Our principal executive offices are located at 100 Half Day Road, Lincolnshire, Illinois 60069, and our telephone number at that address is (847) 295-5000. We maintain a website at www.hewitt.com. Information contained on our website is not part of this prospectus.

We use the term “Hewitt”, “the Company”, “we”, “us”, and “our” in this prospectus to refer to the business of Hewitt Associates, Inc. and its subsidiaries and, with respect to the period prior to May 31, 2002, the business of Hewitt Associates LLC, its subsidiaries and its then affiliates, Hewitt Financial Services LLC and Sageo LLC. We use the term “Hewitt Holdings’ owners” in this prospectus to refer to the individuals who are members of Hewitt Holdings LLC, most of whom are our employees. We use the term “initial stockholders” in this prospectus to refer to Hewitt Holdings’ owners and the former partners of Bacon & Woodrow, an actuarial and benefits consulting firm in the United Kingdom which we acquired on June 5, 2002. We use the term “key employees” to refer to those employees of Hewitt Associates who received key employee stock awards in connection with our initial public offering and the key employees of Bacon & Woodrow who received class A common stock in connection with our acquisition of Bacon & Woodrow.

RISK FACTORS

You should carefully consider each of the risks described below and all other information contained in this prospectus and incorporated herein by reference before making an investment decision. The following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, and additional risks that may be included in an applicable prospectus supplement could materially and adversely affect our business, financial condition and results of operations. In that event, the trading price of our class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

The outsourcing and consulting markets are highly competitive, and if we are not able to compete effectively our revenues and profit margins will be adversely affected.

The outsourcing and consulting markets in which we operate include a large number of service providers and are highly competitive. Many of our competitors are expanding the services they offer in an attempt to gain additional business. Some of our competitors have greater financial, technical and marketing resources, larger customer bases, greater name recognition, stronger international presence and more established relationships with their customers and suppliers than we have. Large and well capitalized competitors may be able to respond to the need for technological changes faster, price their services more aggressively, compete for skilled professionals, finance acquisitions, fund internal growth and compete for market share generally.

Our current and potential competitors have established and are likely to continue to establish cooperative relationships among themselves or with third parties to increase their ability to address client needs. New competitors or alliances among competitors could emerge and gain significant market share and some of our competitors may have or may develop a lower cost structure, adopt more aggressive pricing policies or provide services that gain greater market acceptance than the services that we offer or develop. In order to respond to increased competition and pricing pressure, we may have to lower our prices, which would have an adverse effect on our revenues and profit margin. In addition, companies may choose not to outsource their benefits, payroll or other human resources administration, which could have an adverse affect on our revenue growth.

A significant or prolonged economic downturn could have a material adverse effect on our revenues and profit margin.

Our results of operations are affected directly by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. Economic slowdowns in some markets, particularly in the United States, may cause reductions in capital expenditures and technology and associated discretionary spending by our clients, which may result in reductions in the growth of new business as well as reductions in existing business. We may also experience decreased demand for our services as a result of postponed or terminated outsourcing of human resources functions, budget reductions for outside consultants, or reductions in the size of our clients’ workforce (and consequently a reduction in participants). Reduced demand for our services could increase price competition. If our clients enter bankruptcy or liquidate their operations, our revenues could be adversely affected. Our revenues under many of our outsourcing contracts depend upon the number of participants in our clients’ employee benefit plans and could be affected by layoffs.

The profitability of our engagements with clients may not meet our expectations.

Unexpected costs or delays could make our outsourcing contracts or our consulting engagements less profitable than anticipated. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could have an adverse effect on our profit margin.

Cost overruns or early contract terminations could cause our business to be less profitable than anticipated.

At the beginning of each new outsourcing arrangement, we undertake an implementation process whereby we gather, test and input client data and customize our systems. We estimate the cost of this process, and our clients often agree to pay a fixed amount to cover part of our expenses. If our actual implementation expense exceeds our estimate or if the ongoing cost of servicing a client is greater than we had anticipated, the particular contract will be less profitable than we expected. While our outsourcing clients typically sign contracts with three-to five-year terms, these contracts are terminable at any time, with or without cause, by our clients upon 90 to 180 days written notice. Our clients are required to pay an early termination fee; however, in many cases, this amount may not be sufficient to fully compensate us for the profit we would have received from the cancelled contract.

Our consulting clients typically retain us on a non-exclusive, engagement-by-engagement basis, rather than under exclusive long-term contracts. There is a risk that a client may choose to delay or terminate a current project or cancel or delay additional anticipated projects. These terminations, cancellations or delays could result from factors unrelated to our work product or the progress of the project, such as the business or financial condition of the client or general economic conditions. When engagements are terminated, we lose the associated revenues and we may not be able to eliminate associated costs or redeploy the affected employees in a timely manner to minimize the negative impact on profitability.

The loss of a significantly large client or several clients could have a material adverse effect on our revenues.

Although no one client comprised more than 10% of our net revenues in fiscal 2003, the loss of a significantly large client or several clients could adversely impact our revenues and profitability. Our largest clients employ us for outsourcing services. As a result, given the amount of time needed to implement new outsourcing clients, there is no assurance that we would be able to promptly replace the revenues lost if a significantly large client or several clients terminated our services or decided not to renew their contract with us.

We may have difficulty integrating or managing acquired businesses, which may harm our financial results or reputation in the marketplace.

Our expansion and growth may be dependent in part on our ability to make acquisitions. The risks we face related to acquisitions include that we could overpay for acquired businesses, face integration challenges and/or have difficulty finding appropriate acquisition candidates. If our fiscal 2003 acquisitions of Cyborg Worldwide, Inc. (“Cyborg”) and the assets of Northern Trust Retirement Consulting LLC, Northern Trust Corporation’s retirement consulting and administration business (“NTRC”), are not successfully integrated, our revenues and profitability could be adversely affected.

We may pursue additional acquisitions in the future, which may subject us to a number of risks, including;

•	diversion of management attention;

•	amortization and potential impairment of intangible assets, which could adversely affect our reported results;

•	inability to retain the management, key personnel and other employees of the acquired business;

•	potential dilutive effect on our earnings;

•	inability to establish uniform standards, controls, procedures and policies;

•	inability to retain the acquired company’s clients;

•	exposure to legal claims for activities of the acquired business prior to acquisition; and

•	inability to effectively integrate the acquired company and its employees into our organization.

We may not be successful in identifying appropriate acquisition candidates or consummating acquisitions on terms acceptable or favorable to us. We may not succeed at integrating or managing acquired businesses or in managing the larger company that results from these acquisitions. Client dissatisfaction or performance problems, whether as a result of integration or management difficulties or otherwise, could have an adverse impact on our reputation. In addition, any acquired business could significantly under-perform relative to our expectations.

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in government regulations or if government regulations decrease the need for our services or increase our costs.

The areas in which we provide outsourcing and consulting services are the subject of government regulation which is constantly evolving. Changes in government regulations in the United States, our principal geographic market, affecting the value, use or delivery of benefits and human resources programs, including changes in regulations relating to health and welfare (such as medical) plans, defined contribution (such as 401(k)) plans, defined benefit (such as pension) plans or payroll delivery, may adversely affect the demand for or profitability of our services. In addition, our growth strategy includes a number of global expansion objectives which would further subject us to applicable laws and regulations of countries outside the United States. If we are unable to adapt our services to applicable laws and regulations, our ability to provide effective outsourcing and consulting services in these areas will be substantially diminished.

Our business will be negatively affected if we are not able to keep pace with rapid changes in technology or if growth in the use of technology in business is not as rapid as in the past.

Our future success depends, in part, on our ability to develop and implement technology solutions that anticipate and keep pace with rapid and continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis, and our ideas may not be accepted in the marketplace. Also, products and technologies developed by our competitors may make our service or product offerings noncompetitive or obsolete. Any one of these circumstances could have a material adverse effect on our ability to obtain and complete important client engagements.

Our business is also dependent, in part, upon continued growth in the use of technology in business by our clients and prospective clients and their employees and our ability to deliver the efficiencies and convenience afforded by technology. If growth in the use of technology does not continue, demand for our services may decrease. Use of new technology for commerce generally requires understanding and acceptance of a new way of conducting business and exchanging information. Companies that have already invested substantial resources in traditional means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new approach that would not utilize their existing personnel and infrastructure.

The effort to gain technological expertise and develop new technologies in our business requires us to incur significant expenses. If we cannot offer new technologies as quickly as our competitors, we could lose market share. We also could lose market share if our competitors develop more cost-effective technologies than we offer or develop.

If our clients or third parties are not satisfied with our services, we may face damage to our professional reputation or legal liability.

We depend to a large extent on our relationships with our clients and our reputation for high-quality outsourcing and consulting services. As a result, if a client is not satisfied with our services or products, it may be more damaging in our business than in other businesses. Moreover, if we fail to meet our contractual obligations, we could be subject to legal liability or loss of client relationships.

Professional service providers, including those in the human resources outsourcing and consulting industry, are increasingly subject to legal liability claims. Clients and third parties who are dissatisfied with our services or who claim to suffer damages caused by our services have brought and may bring lawsuits against us. Defending lawsuits arising out of any of our services could require substantial amounts of management attention, which could adversely affect our financial performance. In addition to client liability, governmental authorities may impose penalties in respect of our errors or omissions and may preclude us from doing business in relevant jurisdictions. In addition to the risks of liability exposure and increased costs of defense and insurance premiums, claims arising from our professional services may produce publicity that could hurt our reputation and business.

The nature of our work, especially our actuarial services, involves assumptions and estimates concerning future events, the actual outcome of which we cannot know with certainty in advance. In addition, we could make computational, software programming or data management errors. Further, a client may claim it suffered losses due to reliance on our consulting advice. Our exposure to liability on a particular engagement may be greater than the profit opportunity of the engagement. For example, possible claims might include:

•	a client’s assertion that actuarial assumptions used in a pension plan were unreasonable, contributing to plan under-funding;

•	a claim arising out of the use of inaccurate data, late or incorrect payments or programming or processing errors; or

•	a claim that an employee benefit plan was poorly designed, leading to incorrect payments to beneficiaries or noncompliance with applicable law.

We depend on our employees; the loss of key employees could damage or result in the loss of client relationships and adversely affect our business.

Our success and ability to grow are dependent, in part, on our ability to hire and retain large numbers of talented people. We compete against many companies to attract our employees. The inability to attract qualified employees in sufficient numbers to meet demand or the loss of a significant number of our employees could have a serious negative effect on us, including our ability to obtain and successfully complete important client engagements and thus maintain or increase our revenues.

Our success largely depends upon the business generation capabilities and project execution skills of our employees. In particular, our employees’ personal relationships with our clients are an important element of obtaining and maintaining client engagements. Losing employees who manage substantial client relationships or possess substantial experience or expertise could adversely affect our ability to secure and complete engagements, which would adversely affect our results of operations.

In addition, if any of our key employees were to join an existing competitor or form a competing company, some of our clients could choose to use the services of that competitor instead of our services. Clients or other companies seeking to develop in-house services similar to ours also could hire our key employees. Such hiring would not only result in our loss of key employees but also could result in the loss of a client relationship or a new business opportunity.

In connection with our initial public offering and our transition to a corporate structure, we granted employees, other than Hewitt Holdings’ owners, shares of restricted stock or stock options. Since our initial public offering, we have also made, and anticipate making in the future, other equity-based awards to our employees. The incentives to attract, retain and motivate employees provided by these awards may not be effective.

In addition, the holders of shares of class B common stock issued to the Hewitt Holdings’ owners in connection with our transition to a corporate structure and the holders of shares of class C common stock issued to the former partners of Bacon & Woodrow in connection with our acquisition of Bacon & Woodrow will not be entitled to the full market value of such shares until four years after our initial public offering, which occurred in June 2002. In addition, such individuals are subject to restrictions limiting the number of shares of such stock they may sell through June 2005. As such persons are entitled to receive a greater number of shares at market value over this four year period and transfer restrictions affecting their ability to sell their shares lapse, we may not be successful at retaining the persons holding these shares, who are important to our success.

Our global operations and expansion strategy pose complex management, foreign currency, legal, tax and economic risks, which we may not adequately address.

As of March 31, 2004, we had a total of 82 offices in 30 countries and territories and operated 8 additional offices in 8 additional countries through minority interests and joint ventures. In fiscal 2003, approximately 83% of our revenues were attributable to activities in the United States and approximately 17% of our revenues were attributable to our activities in Europe, Canada, the Asia-Pacific region and Latin America. The continued penetration of markets beyond the United States is an important component of our growth strategy. A number of risks may inhibit our international operations and global sourcing efforts, preventing us from realizing our global expansion objectives, including:

•	insufficient demand for our services in foreign jurisdictions, which may be due to applicable laws and regulations or benefit practices in such jurisdictions;

•	ability to execute effective and efficient cross-border sourcing of services on behalf of our clients;

•	the burdens of complying with a wide variety of foreign laws and regulations;

•	multiple and possibly overlapping and conflicting tax laws;

•	restrictions on the movement of cash;

•	political instability and international terrorism;

•	currency fluctuations;

•	longer payment cycles;

•	restrictions on the import and export of technologies;

•	price controls or restrictions on exchange of foreign currencies; and

•	trade barriers.

If we fail to establish and maintain alliances for developing, marketing and delivering our services, our ability to increase our revenues and profitability may suffer.

Our growth depends, in part, on our ability to develop and maintain alliances with businesses such as brokerage firms, financial services companies, health care organizations, insurance companies, business process outsourcing organizations and other companies in order to develop, market and deliver our services. If our strategic alliances are discontinued or we have difficulty developing new alliances, our ability to increase or maintain our client base may be substantially diminished.

We have only a limited ability to protect the intellectual property rights that are important to our success, and we face the risk that our services or products may infringe upon the intellectual property rights of others.

Our future success depends, in part, upon our ability to protect our proprietary methodologies and other intellectual property. Existing laws of some countries in which we provide or intend to provide services or products may offer only limited protection of our intellectual property rights. We rely upon a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements and copyright and trademark laws to protect our intellectual property rights. The steps we take in this regard may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights. Protecting our intellectual property rights may also consume significant management time and resources.

We cannot be sure that our services and products, or the products of others that we offer to our clients, do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us or against our clients. These claims may harm our reputation, result in financial liabilities and prevent us from offering some services or products. We have generally agreed in our outsourcing contracts to indemnify our clients for any expenses or liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation or require us to enter into royalty or licensing arrangements. We may not be able to enter into these royalty or licensing arrangements on acceptable terms. Any limitation on our ability to provide a service or product could cause us to lose revenue-generating opportunities and require us to incur additional expenses to develop new or modified solutions for future projects.

We rely on our computing and communications infrastructure and the integrity of these systems, and our revenue growth depends, in part, on our ability to use the Internet as a means of delivering human resources services.

The Internet is a key mechanism for delivering our services to our clients efficiently and cost effectively. Our clients may not be receptive to human resources services delivered over the Internet due to concerns regarding transaction security, user privacy, the reliability and quality of Internet service and other reasons. Our clients’ concerns may be heightened by the fact we use the Internet to transmit extremely confidential information about our clients and their employees, such as compensation, medical information and other personally identifiable information. In addition, the Internet has experienced, and is expected to continue to experience, significant growth in the number of users and volume of traffic. As a result, its performance and reliability may decline. In order to maintain the level of security, service and reliability that our clients require, we may be required to make significant investments in our on-line means of delivering human resources services. In addition, websites and proprietary on-line services have experienced service interruptions and other delays occurring throughout their infrastructure. If these outages or delays occur frequently in the future, Internet usage as a medium of exchange of information could grow more slowly or decline and the Internet might not adequately support our web-based tools. The adoption of additional laws or regulations with respect to the Internet may impede the efficiency of the Internet as a medium of exchange of information and decrease the demand for our services. If we cannot use the Internet effectively to deliver our services, our revenue growth and results of operation may be impaired.

In addition, we may lose client data as a result of major catastrophes and other similar problems which may materially adversely interrupt our operations. We currently conduct substantially all of our processing at our headquarters in Lincolnshire, Illinois with dual data centers that serve as back-up located in separate locations in Lincolnshire. In the event of a disaster, we have developed business continuity plans. Our disaster recovery procedures, however, may not be sufficient, and the data recovered may not be sufficient for the administration of our clients’ human resources programs and processes.

We rely on third parties to provide services and their failure to perform the service could do harm to our business.

As part of providing services to clients, we rely on a number of third-party service providers. These providers include, but are not limited to, plan trustees and payroll service providers responsible for transferring funds to employees or on behalf of employees, and providers of data and information, such as software vendors, health plan providers, investment managers and investment advisers, that we work with to provide information to clients’ employees. Failure of third party service providers to perform in a timely manner could result in contractual or regulatory penalties, liability claims from clients and/or employees, damage to our reputation and harm to our business.

Risks That Relate to Our Financial Results

Our profitability will suffer if we are not able to maintain our prices and control our costs, including staffing costs.

Our profit margin, and therefore our profitability, is largely a function of the rates we are able to charge for our services and the staffing costs for our personnel. Accordingly, if we are not able to maintain the rates we charge for our services or appropriate staffing costs of our personnel, we will not be able to sustain our profit margin and our profitability will suffer. The prices we are able to charge for our services are affected by a number of factors, including competitive factors, our clients’ perception of our ability to add value through our services and general economic conditions.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our professionals and execute our strategy for growth, we may not be able to manage a significantly larger and more diverse workforce, control our costs or improve our efficiency.

Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in volatility of our stock price.

Our quarterly revenues, operating results and profitability have varied in the past and are likely to vary significantly from quarter to quarter. This may lead to volatility in our stock price. The factors that are likely to cause these variations are:

•	the rate at which we obtain new outsourcing engagements since our outsourcing engagements often require substantial implementation costs that are recovered over the term of the engagements;

•	seasonality of certain services, including annual benefit enrollment processes;

•	timing of consulting projects and their termination;

•	the introduction of new products or services by us or our competitors;

•	pricing pressure on new client services and renewals;

•	the timing, success and costs of sales, marketing and product development programs;

•	the success of strategic acquisitions, alliances or investments;

•	changes in estimates, accruals and payments of variable compensation to our employees; and

•	general economic factors.

A substantial majority of our operating expenses, particularly personnel and related costs, depreciation and rent, are relatively fixed in advance of any particular quarter. As a result, we may not be able to timely cut costs in response to any decrease in revenue. For example, any decision by a client to delay or cancel our services, or our under-utilization of personnel, may cause significant variations in operating results and could result in additional losses for the applicable quarters.

In addition, our operating results in future periods may be below the expectations of securities analysts and investors. In that event, the market price of our class A common stock would likely be materially adversely affected.

The historical and pro forma combined and consolidated financial information incorporated by reference into this prospectus may not reflect our costs of operations.

The historical financial information incorporated by reference into this prospectus related to the period prior to our transition to a corporate structure and our initial public offering do not reflect the added costs we incur as a public company, or the changes that occurred in our capital structure and operations. Because we operated through a limited liability company prior to our transition to a corporate structure, Hewitt Holdings’ owners were compensated through distributions of income rather than through salaries, benefits and performance-based bonuses, and we did not incur corporate income tax. In preparing our pro forma combined and consolidated financial information, we deducted and charged to earnings estimated income taxes based on an estimated tax rate, and estimated salaries, payroll taxes and benefits for Hewitt Holdings’ owners who became our employees upon our transition to a corporate structure. The estimates we used in our pro forma combined and consolidated financial information may not reflect our actual experience as a public corporation.

Our pro forma combined and consolidated financial information also includes the financial information of the benefits consulting business of Bacon & Woodrow, which also did not operate in a corporate form. Pro forma results of operations for the combined entity may not be indicative of actual results. For more information on our historical combined and consolidated financial statements and pro forma combined and consolidated financial information, we refer you to our historical combined and consolidated financial statements and related notes incorporated by reference into this prospectus.

Risks That Relate to Your Ownership of Our Class A Common Stock

We will continue to be controlled by our initial stockholders, many of whom are our employees, and their interests may differ from those of our other stockholders.

As of March 31, 2004, our initial stockholders, directly or through Hewitt Holdings, owned 67,098,884 shares of class B common stock and class C common stock, representing approximately 68% of the voting interest in Hewitt. Assuming the sale of the maximum number of shares of class A common stock that may be offered pursuant to this prospectus, our initial stockholders, directly or through Hewitt Holdings, will own shares of class B common stock and class C common stock representing approximately 47% of the voting interest in Hewitt. Pursuant to the terms of our certificate of incorporation, the class B common stock and class C common stock will be voted together in accordance with a majority of the votes cast by the holders of such stock, voting together as a group. As long as the class B common stock and class C common stock represent a majority of the common stock outstanding, the holders of a majority of such shares can control us although such holders may own less than a majority of our total outstanding stock. As long as our initial stockholders continue to own or control a significant block of shares, our initial stockholders will control us. This will enable our initial stockholders, without the consent of the public stockholders, to:

•	elect the board of directors and remove directors;

•	control our management and policies; and

•	determine the outcome of most corporate transactions or other matters submitted to all the stockholders for approval, including mergers, consolidations or the sale of substantially all of our assets.

In addition, most of our initial stockholders are our employees and they may act in their own interest as employees, which may conflict with or not be the same as the interests of stockholders who are not employees.

Our stock price may decline due to the large number of shares of common stock eligible for future sale.

Sales of substantial amounts of our class A common stock, class B common stock or class C common stock, or the potential for sales, may adversely affect the price of our class A common stock and impede our ability to raise capital through the issuance of equity securities in the future. As of March 31, 2004, we had 31,272,062 shares of our class A common stock outstanding, 62,579,038 shares of our class B common stock outstanding and 4,519,846 shares of our class C common stock outstanding. In addition, there were 7,556,185 shares underlying options and 171,393 unvested restricted stock units outstanding under our global stock plan, and 12,097,854 additional shares reserved for issuance under our global stock plan as of such date.

The initial stockholders own all of the shares of our class B common stock and class C common stock. These shares are “restricted” securities within the meaning of Rule 144 under the Securities Act of 1933. On January 28, 2004, our board of directors authorized sales by holders of class B common stock and class C common stock of up to 1,000,000 shares per quarter, in the aggregate, under Rule 144. In March 2004, the initial stockholders sold an aggregate of 854,243 shares under Rule 144. The stockholders’ agreement among the Hewitt Holdings’ owners contains certain restrictions on sales of shares of class B common stock by Hewitt Holdings’ owners. Shares of class B common stock and class C common stock held by the former Bacon & Woodrow partners are subject to similar stock sale restrictions pursuant to a transfer restriction agreement. Once these shares become freely transferable, our initial stockholders may sell all or a portion of their shares of class B common stock and class C common stock in their sole discretion. In addition, following the consummation of a change of control, the transfer restrictions set forth in the stockholders’ agreement and the Bacon & Woodrow transfer restriction agreement will terminate.

Pursuant to a registration rights agreement entered into in June 2002, Hewitt Holdings has the right, on behalf of its owners, to request that we register for underwritten public sale, on each of three occasions, up to

12% of the shares held by the initial stockholders and our key employees. This right is subject to the determination by our independent directors that such a sale is not contrary to the best interests of Hewitt Associates, Inc. The independent directors may consider several factors in making such a determination, including share price performance after the date of the offering, equity market conditions and our operating results. The first right was exercised in relation to a public offering in August 2003.

We may need additional capital in the future, which may not be available. Your ownership of Hewitt stock may be diluted if we raise additional capital.

We may need to raise additional funds through public or private debt or equity financings in order to meet various objectives, such as:

•	taking advantage of growth opportunities, including more rapid expansion;

•	acquiring complementary businesses or technologies;

•	developing new services and products; or

•	responding to competitive pressures.

Any additional capital raised through the sale of equity may dilute your ownership percentage. Furthermore, we may be unable to obtain additional debt or equity financing on favorable terms, or at all.

There are significant limitations on the ability of any person or company to buy our company without the approval of our board of directors, which may decrease the price of our class A common stock.

Our certificate of incorporation and by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

•	our board of directors is classified into three classes, each of which will serve for a staggered three-year term;

•	all the shares of class B common stock and class C common stock will be voted together in accordance with a majority of the votes cast by the holders of class B common stock and class C common stock, voting together as a group;

•	a director may be removed by our stockholders only for cause and then only by the affirmative vote of two-thirds of the outstanding voting power of stock entitled to vote generally in the election of directors;

•	only our board of directors or the chairman of our board of directors may call special meetings of our stockholders;

•	our stockholders may take action only at a meeting of our stockholders and not by written consent;

•	our stockholders must comply with advance notice procedures in order to nominate candidates for election to our board of directors or to place stockholders’ proposals on the agenda for consideration at meetings of the stockholders;

•	our board may consider the impact of any proposed change of control transaction on constituencies other than our stockholders in determining what is in the best interest of our company;

•	business combinations involving one or more persons that own or intend to own at least 15% of our voting stock must be approved by the affirmative vote of holders of at least 75% of our voting stock, unless the consideration paid in the business combination is generally the highest price paid by these persons to acquire our voting stock or a majority of our directors unaffiliated with these persons who were directors prior to the time these persons acquired their shares approve the transaction; and

•	our stockholders may amend or repeal the provisions of our certificate of incorporation and our by-laws regarding change of control transactions and business combinations only by a vote of holders of two-thirds of the outstanding common stock at that time.

For more information about these provisions, we refer you to “Description of Capital Stock”.

Section 203 of the Delaware General Corporation Law may delay, defer or prevent a change in control that our stockholders might consider to be in their best interest.

We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits certain “business combinations” between a Delaware corporation and an “interested stockholder” (generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock) for a three-year period following the date that such stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interest. We refer you to “Description of Capital Stock—Delaware Law and Charter and By-Law Provisions; Anti-Takeover Effects”.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, contain forward-looking statements that are based on current expectations, estimates and projections. Words such as “anticipates”, “believes”, “continues”, “estimates”, “expects”, “forecasts”, “goal”, “intends”, “may”, “opportunity”, “plans”, “potential”, “project”, “should”, “seeks”, “targets” and “will”, and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These risks and uncertainties include, among others, those described in “Risk Factors” and elsewhere in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the class A common stock offered under this prospectus.

DIVIDEND POLICY

We have not paid cash dividends on our common stock. Our board of directors periodically re-evaluates this policy. Any determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements, terms of our financing arrangements and such other factors as the board of directors deems relevant.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 750,000,000 shares of class A common stock, par value $0.01 per share, 200,000,000 shares of class B common stock, par value $0.01 per share, 50,000,000 shares of class C common stock, par value $0.01 per share and 10,000,000 shares of undesignated preferred stock, par value $0.01 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws which are incorporated by reference herein, and to Delaware corporate law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation and we refer to our amended and restated by-laws as our by-laws.

Class A Common Stock

Dividends. Holders of record of shares of class A common stock are entitled to receive dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes. No dividends may be declared or paid on any share of any other class of common stock, unless a dividend, at the same rate per share, is simultaneously declared or paid on each share of class A common stock. In the case of a stock dividend or distribution, holders of class A common stock are entitled to receive the same percentage dividend or distribution as holders of each other class of common stock, except that stock dividends and distributions shall be made in shares of class A common stock to the holders of class A common stock.

Voting Rights. Holders of class A common stock are entitled to one vote per share. Holders of shares of all classes of common stock will vote as a single class on all matters submitted to a vote of stockholders except as otherwise required by law. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve, among other things, a change in the designations, preferences or limitations of the shares of such class of common stock.

Convertibility. The shares of class A common stock are not convertible into any other class of common stock.

Liquidation Rights. Upon liquidation, dissolution or winding-up of Hewitt, the holders of each class of common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and payment of any liquidation preference in respect of outstanding preferred stock.

Other Provisions. None of the holders of class A common stock is entitled to preemptive or subscription rights. In any merger, consolidation or business combination, the consideration to be received per share by holders of class A common stock must be identical to that received by holders of any other class of common stock. No shares of any other class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the shares of class A common stock concurrently are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Class B Common Stock

Dividends. Holders of record of shares of class B common stock are entitled to receive dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes. No dividends may be declared or paid on any share of any other class of common stock, unless a dividend, at the same rate per share, is simultaneously declared or paid on each share of class B of common stock. In the case of a stock dividend or distribution, holders of class B common stock are entitled to receive the same percentage dividend or distribution as holders of each other class of common stock, except that stock dividends and distributions shall be made in shares of class B common stock to the holders of class B common stock.

Voting Rights. Holders of class B common stock are entitled to one vote per share. However, the vote of holders of class B common stock and of the holders of class C common stock is taken separately from the class A common stock and, other than in elections of directors, each share of class B common stock and each share of class C common stock is voted by a stockholders’ committee (described below) in accordance with the vote of the majority of the votes cast on the matter by the holders of class B common stock and class C common stock, voting together as a group. In elections of directors, each share of class B common stock and class C common stock is voted by the stockholders’ committee in favor of the election of the directors receiving the highest number of votes cast by the holders of class B common stock and class C common stock, voting together as a group. Holders of shares of all classes of common stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise required by law. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve, among other things, a change in the designations, preferences or limitations of the shares of such class of common stock.

The votes of class B common stock and class C common stock is administered by a stockholders’ committee. The stockholders’ committee is elected by the holders of class B common stock and class C common stock, voting together as a group. The stockholders’ committee consists of eight members, each of whom serves a four-year term. The terms of the members of the stockholders’ committee are staggered so that two members will be elected each year. The terms of the initial members of the stockholders’ committee do not expire until 2005. Members of the stockholders’ committee may not be directors of Hewitt. No member of the stockholders’ committee may serve more than two terms.

Convertibility. Each share of class B common stock will automatically be converted into one share of class A common stock in the event the holder transfers such share to any person other than (i) one of Hewitt Holdings’ owners, (ii) a former Bacon & Woodrow partner, or (iii) any member of the immediate family of, or any trust for the benefit (or the benefit of the immediate family) of, or certain other entities associated with, such person. All shares of the class B common stock will automatically be converted into shares of class A common stock in the event the total number of shares of class B common stock and class C common stock outstanding at any time is equal to or less than 10% of the total number of outstanding shares of all classes of common stock.

Liquidation Rights. Upon liquidation, dissolution or winding-up of Hewitt, the holders of each class of common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and payment of any liquidation preference in respect of outstanding preferred stock.

Other Provisions. None of the holders of class B common stock is entitled to preemptive or subscription rights. In any merger, consolidation or business combination, the consideration to be received per share by holders of class B common stock must be identical to that received by holders of any other class of common stock. No shares of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the shares of class B common stock concurrently are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Class C Common Stock

Dividends. Holders of record of shares of class C common stock are entitled to receive dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes. No dividends may be declared or paid on any share of any other class of common stock, unless a dividend, at the same rate per share, is simultaneously declared or paid on each share of class C common stock. In the case of a stock dividend or distribution, holders of class C common stock are entitled to receive the same percentage dividend or distribution as holders of each other class of common stock, except that stock dividends and distributions shall be made in shares of class C common stock to the holders of class C common stock.

Voting Rights. Holders of class C common stock are entitled to one vote per share. However, the vote of holders of class B common stock and the holders of class C common stock is taken separately from the class A common stock and, other than in elections of directors, each share of class B common stock and each share of class C common stock is voted by the stockholders’ committee in accordance with the vote of the majority of the votes cast on the matter by the holders of class B common stock and class C common stock, voting together as a group. In elections of directors, each share of class B common stock and class C common stock is voted by the stockholders’ committee in favor of the election of the directors receiving the highest number of votes cast by the holders of class B common stock and class C common stock, voting together as a group. Holders of shares of all classes of common stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise required by law. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve, among other things, a change in the designations, preferences or limitations of the shares of such class of common stock.

Convertibility. Each share of class C common stock will automatically be converted into one share of class A common stock in the event the holder transfers such share to any person other than (i) one of Hewitt Holdings’ owners, (ii) a former Bacon & Woodrow partner, or (iii) any member of the immediate family of, or any trust for the benefit (or the benefit of the immediate family) of, or certain other entities associated with, such person. All shares of the class C common stock will automatically be converted into shares of class A common stock in the event the total number of shares of class B common stock and class C common stock outstanding at any time is equal to or less than 10% of the total number of outstanding shares of all classes of common stock.

Liquidation Rights. Upon liquidation, dissolution or winding-up of Hewitt, the holders of each class of common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and payment of any liquidation preference in respect of outstanding preferred stock.

Other Provisions. None of the holders of class C common stock is entitled to preemptive or subscription rights. In any merger, consolidation or business combination, the consideration to be received per share by holders of class C common stock must be identical to that received by holders of any other class of common stock. No shares of any other class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the shares of class C common stock concurrently are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Surrender of Class C Shares. If the employment of a holder of class C common stock is terminated before June 27, 2006 (other than as a result of the holder’s death or disability) each share of class C common stock held by such holder will automatically be converted into a lesser number of shares of class C common stock calculated according to a formula set forth in our certificate of incorporation. The formula provides that the reduction in the number of shares is based on the number of years following our initial public offering that the holder remained one of our employees and the market price of our class A common stock at the time the holder’s employment was terminated.

If the employment of a holder of class C common stock is terminated before June 27, 2006 and the holder begins to work for a competitor of ours within two years after the date of termination, the number of shares of class C common stock held by such holder will be further reduced. Any shares which are so surrendered as a result of the operation of the formula set forth in our certificate of incorporation or in connection with early termination of employment will be reissued to the remaining holders of class C common stock and will remain outstanding.

Undesignated Preferred Stock

Our certificate of incorporation provides that we may issue up to 10,000,000 shares of preferred stock in one or more series as may be determined by our board of directors. Our board of directors has broad discretionary authority with respect to the rights of any new series of preferred stock and may take several actions without any vote or action of the stockholders, including:

•	determine the number of shares to be included in each series;

•	fix the designation, powers, preferences and relative rights of the shares of each series and any qualifications, limitations or restrictions; and

•	increase or decrease the number of shares of any series.

We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of class A common stock, class B common stock and class C common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

The board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of class A common stock, class B common stock or class C common stock. Preferred stock could be issued quickly with terms designed to delay or prevent a change in the control of our company or to make the removal of our management more difficult. This could have the effect of decreasing the market price of each class of common stock.

Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. Our board of directors could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price.

We have no present plans to issue any shares of our preferred stock.

Listing

Our class A common stock is listed on the New York Stock Exchange under the symbol “HEW”. The shares of class A common stock being offered pursuant to this prospectus have been approved for listing, subject to official notice of issuance.

Delaware Law and Charter and By-Law Provisions; Anti-Takeover Effects

We have elected to be governed by the provisions of Section 203 (“Section 203”) of the Delaware corporate law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in some cases, within three years prior, did own) 15% or more of the corporation’s voting stock, or is an affiliate of the corporation and owned 15% or more of the corporation’s voting stock at any time during the three years prior to the time that the determination of an interested stockholder is made. Under Section 203, a business combination between the corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of our shares outstanding, shares owned by (a) persons who are directors and also officers and (b) employee stock plans, in some instances); or

•	after the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Our by-laws provide for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. Approximately one-third of our board will be elected each year. In addition, our by-laws provide that directors may be removed only for cause and then only by the affirmative vote of the holders of a majority of the outstanding voting power of our capital stock outstanding and entitled to vote generally in the election of directors. Under our by-laws, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office even if less than a quorum. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

Our by-laws provide that special meetings of the stockholders may only be called by the chairman of the board of directors or by the board of directors. Our by-laws further provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our corporate secretary the required written notice, in proper form, of the stockholder’s intention to bring that proposal or nomination before the meeting. In addition to other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to the corporate secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders, unless the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date, in which case the notice must be delivered no later than the 10th day following the day on which public announcement of the meeting is first made. Although our by-laws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken at a stockholders meeting and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation includes a “constituency” provision that permits (but does not require) a director of our company in taking any action (including an action that may involve or relate to a change or potential change in control of us) to consider, among other things, the effect that our actions may have on other interests or persons (including our employees, clients, suppliers, customers and the community) in addition to our stockholders.

Our certificate of incorporation includes a “fair price” provision (the “fair price provision”) which prohibits business combinations (as defined below) with a related person (as defined below), unless either:

(a) the holders of our capital stock receive in the business combination either:

(i) the same consideration in form and amount per share as the highest consideration paid by the related person in a tender or exchange offer in which the related person acquired at least 30% of the outstanding shares of our capital stock and which was consummated not more than one year prior to the business combination or the entering into of a definitive agreement for the business combination; or

(ii) not less in amount (as to cash) or fair market value (as to non-cash consideration) than the highest price paid or agreed to be paid by the related person for shares of our capital stock in any transaction that either resulted in the related person’s beneficially owning 15% or more of our capital stock, or was effected at a time when the related person beneficially owned 15% or more of our capital stock, in either case occurring not more than one year prior to the business combination; or

(b) the transaction is approved by:

(i) a majority of continuing directors (as defined below); or

(ii) shares representing at least 75% of the votes entitled to be cast by the holders of our capital stock.

Under the fair price provision, a “related person” is any person who beneficially owns 15% or more of our capital stock or is one of our affiliates and at any time within the preceding two-year period was the beneficial owner of 15% or more of our outstanding capital stock. The relevant “business combinations” involving our company covered by the fair price provision are:

•	any merger or consolidation of our company or any subsidiary of our company with or into a related person or an affiliate of a related person;

•	any sale, lease, exchange, transfer or other disposition by us of all or substantially all of the assets of our company to a related person or an affiliate of a related person;

•	reclassifications, recapitalizations and other corporate actions requiring a stockholder vote that have the effect of increasing by more than one percent the proportionate share of our capital stock beneficially owned by a related person or an affiliate of a related person; and

•	a dissolution of our company voluntarily caused or proposed by a related person or an affiliate of a related person.

A “continuing director” is a director who is unaffiliated with the related person and who was a director before the related person became a related person, and any successor of a continuing director who is unaffiliated with a related person and is recommended or nominated to succeed a continuing director by a majority of the continuing directors. Under our certificate of incorporation, Hewitt Holdings and its affiliates are not related persons. In addition, any person who acquires 15% or more of our common stock directly from Hewitt Holdings or its affiliates will not be deemed related persons.

The Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws or to approve mergers, consolidations or the sale of all or substantially all its assets, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the shares of common stock outstanding at the time such action is taken to amend or repeal the fair price and constituency provisions of our certificate of incorporation. Our by-laws may be amended or repealed by a majority vote of the board of directors, subject to any limitations set forth in the by-laws, and may also be amended by the stockholders by the affirmative vote of the holders of at least two- thirds of the total voting power of all outstanding shares of capital stock. The two-thirds stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

Limitation of Liability and Indemnification

Our certificate of incorporation and by-laws provide that:

•	we must indemnify our directors and officers to the fullest extent permitted by Delaware law, as it may be amended from time to time;

•	we may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation or our by-laws; and

•	we must advance expenses, as incurred, to our directors and officers in connection with legal proceedings to the fullest extent permitted by Delaware law, subject to very limited exceptions.

In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages to us for breaches of their fiduciary duty as directors, except for:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, with respect to unlawful dividends or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

We also maintain director and officer insurance providing for indemnification for our directors and officers against certain liabilities, including liabilities under the Securities Act of 1933. In addition, we have agreed to indemnify our directors and officers who are selling stockholders against certain liabilities in connection with the sale of shares pursuant to this prospectus.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Transfer Agent and Registrar

The transfer agent and registrar for our class A common stock is EquiServe Trust Company, N.A.

MATERIAL U.S. FEDERAL INCOME TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS

General

The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of our class A common stock by a Non-U.S. Holder. Generally, for purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our class A common stock who or which is, for United States federal income tax purposes, a non-resident alien individual, a foreign corporation, or a foreign estate or trust. In general, an individual is a non-resident alien individual with respect to a calendar year if he or she is not a United States citizen (and in certain circumstances is not a former United States citizen) and, with respect to such calendar year (i) has at no time had the privilege of residing permanently in the United States and (ii) is not present in the United States a specified number of days in the current year and the prior two years. Different rules apply for United States federal estate tax purposes. We refer you to “—Federal Estate Taxes” below.

The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations promulgated under the Code and administrative and judicial interpretations, all of which are subject to change, possibly on a retroactive basis. The following discussion does not address aspects of United States federal taxation other than income and estate taxation, and does not address all aspects of United States federal income and estate taxation. The discussion does not consider any specific facts or circumstances that might apply to a particular Non-U.S. Holder and does not address all aspects of United States federal income and estate tax law that might be relevant to a Non-U.S. Holder subject to special treatment under the Code, for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers. This discussion does not address the tax treatment of partnerships or persons who hold their interests through a partnership or other pass-through entity. In addition, this discussion does not address state, local or non-United States tax consequences that might be relevant to a Non-U.S. Holder, and does not address the applicability or effect of any specific tax treaty. Accordingly, prospective purchasers of our class A common stock are urged to consult their tax advisors regarding the United States federal, state and local tax consequences, as well as non-United States tax consequences, of acquiring, holding and disposing of shares of our class A common stock.

Dividends

In general, if we were to make distributions with respect to our class A common stock, such distributions would be treated as dividends to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution that is not a dividend will be applied in reduction of the Non-U.S. Holder’s basis in our class A common stock. To the extent the distribution exceeds such basis, the excess will be treated as gain from the disposition of our class A common stock.

Subject to the discussion below, dividends paid to a Non-U.S. Holder of our class A common stock generally will be subject to withholding of United States federal income tax at a 30% rate. A lower rate may apply if the Non-U.S. Holder is a qualified tax resident of a country with which the U.S. has an income tax treaty and if certain procedural requirements are satisfied by the Non-U.S. Holder. A Non- U.S. Holder generally will have to file IRS Form W-8BEN or successor form in order to be eligible to claim the benefits of a U.S. income tax treaty. Special rules may apply in the case of dividends paid to or through an account maintained outside the United States at a financial institution, for which certain documentary evidence procedures must be followed.

Withholding generally will not apply in respect of dividends if (i) the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States or (ii) a tax treaty applies, the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States and are attributable to a United States permanent establishment (or a fixed base through which certain personal services are performed) maintained by the Non-U.S. Holder. To claim relief from withholding on this basis, a Non-U.S. Holder generally must file IRS Form W-8ECI or successor form, with the payor of the dividend.

Dividends received by a Non-U.S. Holder that are effectively connected with the conduct of a trade or business within the United States or, if a tax treaty applies, are effectively connected with the conduct of a trade or business within the United States and attributable to a United States permanent establishment (or a fixed base through which certain personal services are performed), are subject to United States federal income tax on a net income basis (that is, after allowance for applicable deductions) at applicable graduated individual or corporate rates. Any such dividends received by a Non-U.S. Holder that is a corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder eligible for a reduced rate of withholding of United States federal income tax may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the United States Internal Revenue Service.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale, exchange, or other disposition of our class A common stock (including a redemption of our common stock treated as a sale for federal income tax purposes) unless (i) the gain is effectively connected with the conduct of a United States trade or business of the Non-U.S. Holder, (ii) the Non-U.S. Holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and either the individual has a “tax home” in the United States or the sale is attributable to an office or other fixed place of business maintained by the individual in the United States, (iii) the Non-U.S. Holder is subject to tax under U.S. tax law provisions applicable to certain U.S. expatriates (including former citizens or residents of the United States), or (iv) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period and certain other conditions are met. We do not believe that we are, or are likely to become, a “United States real property holding corporation”.

The 183-day rule summarized above applies only in limited circumstances because generally an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition will be treated as a resident for United States federal income tax purposes and therefore will be subject to United States federal income tax at graduated rates applicable to individuals who are United States persons for such purposes.

Non-U.S. Holders should consult applicable tax treaties, which may result in United States federal income tax treatment on the sale, exchange or other disposition of the common stock different from that described above.

Backup Withholding Tax and Information Reporting

We must report annually to the IRS and to each Non-U.S. Holder any dividend income that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

A Non-U.S. Holder of class A common stock that fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payor in accordance with applicable U.S. Treasury regulations may be subject to information reporting and backup withholding on payments of dividends. The rate of backup withholding is currently 28% but is scheduled to increase in the year 2011. Backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a U.S. person or a “U.S. related person” unless certification requirements are established or an exemption is otherwise established and the broker has no actual knowledge that the holder is a U.S. person.

The payment of proceeds from the disposition of class A common stock to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalty of perjury or otherwise establishes its entitlement to an exemption from information reporting and backup withholding, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of an exemption are not, in fact, satisfied. The payment of proceeds from the disposition of class A common stock to or through a non-U.S. office of a non-U.S. broker that is not a “U.S. related person” will not be subject to information reporting or backup withholding. For this purpose, a “U.S. related person” is a foreign person with one or more enumerated relationships with the United States.

In the case of the payment of proceeds from the disposition of class A common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary.

Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability provided the requisite procedures are followed.

Federal Estate Taxes

An individual Non-U.S. Holder who is treated as the owner of our class A common stock at the time of his death generally will be required to include the value of such class A common stock in his gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax on such value, unless an applicable tax treaty provides otherwise. For United States federal estate tax purposes, a “Non-U.S. Holder” is an individual who is neither a citizen nor a domiciliary of the United States. In general, an individual acquires a domicile in the United States for United States estate tax purposes by living in the United States, for even a brief period of time, with the intention of remaining in the United States indefinitely.

SELLING STOCKHOLDERS

The following table sets forth the name, the maximum number of shares of class A common stock that may be offered pursuant to this prospectus and certain other information as of April 15, 2004 for each selling stockholder that is one of our directors or executive officers or a member of our senior management. Similar information for the other selling stockholders is set forth in Exhibit 99.1 filed with the registration statement of which this prospectus forms a part. The selling stockholders listed in Exhibit 99.1 consist of Hewitt Holdings’ owners and former partners of Bacon & Woodrow (or their transferees). Immediately prior to the sale of shares pursuant to this prospectus, the shares of class B common stock and class C common stock currently owned by each selling stockholder will be converted into shares of class A common stock to the extent such selling stockholder sells shares pursuant to this prospectus. None of the persons listed in the table below, other than Mr. Parkin, owns shares of class C common stock.

Name (1)	Number of Shares of Class A Common Stock Beneficially Owned Before the Offering (2)(3)	Number of Shares of Class B Common Stock Beneficially Owned Before the Offering (4)	Maximum Number of Shares of Class A Common Stock Offered	Number of Shares of Class A Common Stock Beneficially Owned After the Sale of Maximum Number of Shares Offered	Number of Shares of Class B Common Stock Beneficially Owned After the Sale of Maximum Number of Shares Offered
Dale L. Gifford (5)(6)	153,900	768,611	137,224	16,676	768,611
Sanjiv K. Anand	100,930	176,457	82,790	3,001	161,318
John L. Anderson	115,652	199,516	93,778	4,726	182,368
Michael J. Bennett	18,512	34,893	15,650	1	32,032
Perry O. Brandorff (5)	47,054	200,980	42,203	4,851	200,980
Monica M. Burmeister (5)	59,293	278,908	55,067	4,226	278,908
Julie S. Gordon	71,799	130,414	58,924	2,101	119,640
Daniel J. Holland (5)(7)	101,817	511,563	92,641	9,176	511,563
Maureen A. Kincaid (8)	164,249	301,634	136,214	3,126	276,725
Michael R. Lee (5)	47,449	228,098	42,773	4,676	228,098
Ronald R. Lloyd	54,148	87,002	44,065	2,026	78,945
Mark A. Murray (9)	95,019	212,873	77,518	3,326	198,698
Roger S. Parkin (10)	92,272	180,938	75,705	2,724	110,088
John M. Ryan (5)	38,588	156,950	34,402	4,186	156,950
Alberto Santos, Jr.	116,913	188,829	96,007	3,351	171,274
Richele A. Soja	11,304	33,965	10,353	951	33,965

(1)	Each selling stockholder listed in the table is a Hewitt Holdings’ owner other than Mr. Parkin, who is a former Bacon & Woodrow partner. The following executive officers or members of senior management are not offering to sell shares under this prospectus: Bryan J. Doyle, Dan A DeCanniere, Bettye B. Baldwin, Perry S. Cliburn, Stephen Dale King and Christopher S. Palmer.
(2)	Also includes the maximum number of shares of class A common stock that may be offered pursuant to the prospectus, which shares will be converted from class B common stock (or, in the case of Mr. Parkin, class C common stock) to class A common stock immediately prior to the sale.
(3)	The number of shares of class A common stock for each employee director, executive officer or member of senior management includes the following number of shares issuable pursuant to options exercisable currently or within 60 days of March 31, 2004. Mr. Gifford-16,675 shares; Mr. Anand-3,000 shares; Mr. Anderson-4,725 shares; Mr. Bennett-0 shares; Mr. Brandorff-4,250 shares; Ms. Burmeister-4,225 shares;

Ms. Gordon-2,100 shares; Mr. Holland-9,175 shares; Ms. Kincaid-3,125 shares; Mr. Lee-4,675 shares; Mr. Lloyd-2,025 shares; Mr. Murray-3,325 shares, Mr. Parkin-2,723 shares; Mr. Ryan-4,175 shares; Mr. Santos-3,350 shares, and Ms. Soja-950 shares.

(4)	Excludes shares of class B common stock that will be converted to class A common stock immediately prior to the sale.
(5)	Each of our executive officers who may offer to sell shares under this prospectus-Mr. Gifford, Mr. Brandorff, Ms. Burmeister, Mr. Holland, Mr. Lee and Mr. Ryan - have agreed to limit the maximum number of shares which such executive officer may sell pursuant to this prospectus to 15% of the shares which such executive officer initially held at the time of our conversion to a corporate structure.
(6)	255,817 of the shares of class B common stock beneficially owned by Mr. Gifford are held by a family partnership. The allocation of the shares that are to be sold between Mr. Gifford and the family partnership will be determined prior to sale.
(7)	178,369 of the shares of class B common stock beneficially owned by Mr. Holland are held be a family partnership. The allocation of the shares that are to be sold between Mr. Holland and the family partnership will be determined prior to sale.
(8)	328,707 of the shares of class B common stock beneficially owned by Ms. Kincaid are held by family partnerships. The allocation of the shares that are to be sold between Ms. Kincaid and the family partnerships will be determined prior to sale.
(9)	72,947 of the shares of class B common stock beneficially owned by Mr. Murray are held by a family partnership. Mr. Murray’s family partnership is not selling any shares under this prospectus.
(10)	Mr. Parkin beneficially owns 134,178 shares of class C common stock before the offering and will beneficially own 44,630 shares of class C common stock after the sale of the maximum number of shares offered.

No selling stockholder owns more than 1% of our common stock before the offers and sales contemplated by this prospectus and the transactions related thereto and no selling stockholder will own more than 1% of our common stock after the offers and sales contemplated by this prospectus.

PLAN OF DISTRIBUTION

The selling stockholders, and their pledgees, donees, transferees or other successors in interest, may from time to time offer and sell, separately or together, some or all of the shares of class A common stock covered by this prospectus. Registration of shares of class A common stock covered by this prospectus does not mean, however, that those shares of class A common stock necessarily will be offered or sold.

In addition, the shares of class A common stock covered by this prospectus consist of shares issuable upon conversion of shares of class B common stock and class C common stock held by our initial stockholders. Such shares are subject to contractual restrictions on transfer until the later to occur of June 27, 2005 or the date which is six months after the consummation of the most recent public offering of our class A common stock prior to June 27, 2005. Such shares may not be sold until the transfer restrictions have expired or are waived in accordance with the underlying agreements which impose such restrictions.

The shares of class A common stock covered by this prospectus may be sold from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•	on the New York Stock Exchange (including through at the market offerings);

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	in a block trade in which a broker-dealer will attempt to sell a block of shares of class A common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through put or call option transactions or prepaid forward contracts relating to the class A common stock;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of shares of class A common stock by a broker-dealer as principal and resales of shares of class A common stock by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers on a best efforts basis.

Neither we nor the selling stockholders have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of shares of class A common stock covered by this prospectus. At any time a particular offer of the shares of class A common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of class A common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters’ or agents’ compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in such revised prospectus supplement. Any such required prospectus or prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of class A common stock covered by this prospectus.

The selling stockholders may also authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities at the public offering price set forth in the revised prospectus or prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commission that the selling stockholders must pay for solicitation of these contracts will be described in a revised prospectus or prospectus supplement.

In connection with the sale of the shares of class A common stock covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of shares of class A common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriters, broker-dealers or agents participating in the distribution of the shares of class A common stock covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act.

We estimate that the total expenses in connection with the offer and sale of shares of class A common stock pursuant to this prospectus, other than underwriting discounts and commissions, will be approximately $515,000, including fees of our counsel and accountants, fees payable to the SEC and listing fees. We will pay these expenses.

We and the selling stockholders may agree to indemnify underwriters, broker-dealers or agents against certain liabilities, including liabilities under the Securities Act, and may also agree to contribute to payments which the underwriters, broker-dealers or agents may be required to make.

Certain of the underwriters, broker-dealers or agents who may become involved in the sale of the shares of class A common stock covered by this prospectus may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive customary compensation.

Some of the shares of class A common stock covered by this prospectus may be sold by selling stockholders in private transactions rather than pursuant to this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

You may read and copy materials that we have filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available on the Internet at the SEC’s website at www.sec.gov.

You may also request a copy of each document incorporated by reference in this prospectus at no cost, by writing or calling us at the following address or telephone number:

Hewitt Associates, Inc.

100 Half Day Road

Lincolnshire, Illinois 60069

Attention: Investor Relations

(847) 295-5000

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Some of the information that you may want to consider in deciding whether to invest in the shares of class A common stock is not included in this prospectus, but rather is incorporated by reference to documents that we have filed with the SEC. This permits us to disclose important information to you by referring to those filings rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of the original registration statement of which this prospectus forms a part and prior to the effectiveness of such registration statement, and any information that we file after the date of this prospectus and before the date that the offerings of shares of class A common stock by means of this prospectus are terminated will update and may supersede the information contained in this prospectus and incorporated filings. We specifically incorporate by reference the following documents filed by us with the SEC:

(1)	Annual report on Form 10-K for the fiscal year ended September 30, 2003, filed on November 18, 2003.

(2)	Quarterly Report on Form 10-Q for the quarter ended December 31, 2003, filed on January 30, 2003.

(3)	Proxy Statement on Schedule 14A, filed on December 19, 2003.

(4)	The description of class A common stock contained in the Registration Statement on Form 8-A, dated June 10, 2002, of Hewitt Associates, Inc., filed with the SEC under Section 12(b) of the Securities & Exchange Act of 1934; and

(5)	All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this prospectus and before the termination of the offerings to which this prospectus relates.

Any statement contained in this prospectus or any document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which is also incorporated by reference into this prospectus, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such statements are qualified in all respects by all of the provisions of such contract or other document. Information which is furnished but not filed with the SEC shall not be incorporated by reference in this prospectus.

LEGAL MATTERS

McDermott, Will & Emery, Chicago, Illinois, will pass upon the validity of the shares of class A common stock offered hereby.

EXPERTS

The consolidated and combined financial statements of Hewitt Associates, Inc. appearing in the Hewitt Associates, Inc. Annual Report (Form 10-K) for the year ended September 30, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN THIS PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses in connection with the sale and distribution of securities being registered, other than discounts, concessions and brokerage commissions.

SEC registration fee	$83,391
Legal fees and expenses	200,000	*
Accounting fees and expenses	150,000	*
Miscellaneous	81,609	*

Total	$515,000	*

*	Estimated

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. Article Nine of the Registrant’s Certificate of Incorporation generally provides that the Registrant shall indemnify its officers and directors to the fullest extent permitted by Delaware law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

Article Seven of the Registrant’s Certificate of Incorporation provides that no director shall be personally liable to the Registrant or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of such Article Seven shall not adversely affect any right or protection of a director of the Registrant for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

The Registrant maintains insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of such policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

Item 16. Exhibits

Exhibit	Description of Exhibit

1.1*	Form of Underwriting Agreement.

2.1	Business Amalgamation Agreement between the Partners of Bacon & Woodrow signatory thereto, Hewitt Holdings LLC and Hewitt Associates, Inc. (incorporated herein by reference to Exhibit 2.1 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

2.2	Amendment to Business Amalgamation Agreement, between the Partners of Bacon & Woodrow signatory thereto, Hewitt Holdings LLC and Hewitt Associates, Inc. (incorporated by reference to Exhibit 2.2 to Hewitt Associates, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2002).

4.1	Specimen Class A Common Stock Certificate of the Registrant (incorporated herein by reference to Exhibit 4.1 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

5.1	Opinion of McDermott, Will & Emery.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of McDermott, Will & Emery (incorporated by reference into Exhibit 5.1).

24.1	Power of Attorney (included on signature page of this Form S-3).

99.1	Table of Selling Stockholders.

*	To be filed by amendment or by a Current Report on Form 8-K pursuant to Item 601(b) of Regulation S-K if the securities are sold through one or more underwriters.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; Provided, however, that paragraphs 1 (i) and (ii) do not apply if the registration statement is on Form S-3 or Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies it has reasonable grounds to believe it meets all requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lincolnshire, State of Illinois, on April 16, 2004.

HEWITT ASSOCIATES, INC.

By:	/s/ DALE L. GIFFORD
Dale L. Gifford Chief Executive Officer and Chairman of the Board

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dale L. Gifford and Dan A. DeCanniere, and each of them (each with full power to act alone), his or her true and lawful attorneys-in-fact and grants, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement and any related registration statement filed pursuant to Rule 462(b) under the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises, as full and to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on April 16, 2004, by the following persons in the capacities indicated.

Name and Signatures	Title

/s/ DALE L. GIFFORD Dale L. Gifford	Chief Executive Officer and Chairman of the Board

/s/ DAN A. DECANNIERE Dan A. DeCanniere	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ BRYAN DOYLE Bryan Doyle	Director

/s/ CHERYL A. FRANCIS Cheryl A. Francis	Director

/s/ JULIE S. GORDON Julie S. Gordon	Director

/s/ MICHAEL E. GREENLEES Michael E. Greenlees	Director

/s/ DANIEL J. HOLLAND Daniel J. Holland	Director

/s/ MICHELE M. HUNT Michele M. Hunt	Director

/s/ JAMES P. KELLY James P. Kelly	Director

/s/ CARY D. MCMILLAN Cary D. McMillan	Director

/s/ STEVEN P. STANBROOK Steven P. Stanbrook	Director